599 Lexington Avenue
New York, NY 10022-7650

+1 212 521 5400

Fax +1 212 521 5450

reedsmith.com

June 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:          Motif Bio plc

Draft Registration Statement on Form F-1 submitted May 17, 2016

CIK No. 0001674657

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated June 13, 2016 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

General

1.                                      We note the press release you issued on January 25, 2016 and the interview Mr. Lumsden did with StockTube on the same day.  In the press release and the interview, you announce that you have hired a US healthcare investment bank to advise on your future financing options and that you are exploring the capital markets in the U.S., including the potential for a NASDAQ listing.  Please provide us with your analysis as to how this complies with Section 5 of the Securities Act.

The Company acknowledges the Staff’s comment.  The Company respectfully believes that the January 25, 2016 press release (the “Press Release”) and the StockTube interview given the same day (the “Interview”) were made in compliance with Section 5 of the Securities Act.

Under Section 5 of the Securities Act, all offers and sales of securities must be registered with the Commission or qualify for an exemption from the registration requirements.

Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of any offer to buy, a security or interest in a security, for value.” In Securities Act Release No. 33-3844, the Commission noted that the definition of “offer” in Section 2(a)(3) of the Securities Act includes:

“The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”

The Company respectfully asserts that neither the Press Release nor the Interview was an offer because the disclosure provided in these communications (i) constituted required disclosure intended for the Company’s existing investors under rules applicable to the Company, and not as an offer of securities to new investors, (ii) did not reference the terms of a proposed offering, or the manner or timing of any offering, including the names of any underwriters, nor any other terms that would commonly be associated with an offer or distribution of securities pursuant to an offering, and (iii) was remote in time from any offer of securities by the Company.

The disclosure included in the Press Release and the Interview was required by the rules of the AIM Market (AIM) applicable to the Company.

The Company was advised by both its nominated advisor (or Nomad) and legal advisor that the disclosure included in the Press Release was mandated by the rules of AIM.

There are two AIM rules which directly influenced the decision of the Company to issue the Press Release; Rules 10 and 11 of the AIM Rules, the text of which is set forth below:

Principles of disclosure

10. The information which is required by these rules must be notified by the AIM company no later than it is published elsewhere. An AIM company must retain a Regulatory Information Service provider to ensure that information can be notified as and when required.

An AIM company must take reasonable care to ensure that any information it notifies is not misleading, false or deceptive and does not omit anything likely to affect the import of such information.

It will be presumed that information notified to a Regulatory Information Service is required by these rules or other legal or regulatory requirement, unless otherwise designated.

General disclosure of price sensitive information

11. An AIM company must issue notification without delay of any new developments which are not public knowledge which, if made public, would be likely to lead to a significant movement in the price of its AIM securities. By way of example, this may include matters concerning a change in:

•                                          its financial condition;

•                                          its sphere of activity;

•                                          the performance of its business; or

•                                          its expectation of its performance.

As the Company is required by Rule 11 to release unpublished price sensitive information without delay, the Company, its Nomad and legal advisers considered whether MTS Health Partners’ (MTS) appointment would constitute information of the nature that would need to be released.  Based on the advice of its Nomad and legal advisers, the Company determined that such disclosure was mandated by AIM rules.  Factors that influenced the Company’s determination included: (i) the appointment of MTS was the first time that any practical steps had been taken by the Company to engage advisers to consider the Company’s future financial options, whether in the UK or the United States; and (ii) if such information was to be made public this would be likely to lead to a significant movement in the price of the Company’s AIM securities.

AIM requires the disclosure of this type of information in order to keep the market informed of material new developments at listed companies (such notification being intended to avoid the creation of a false market in a company’s shares that might result if news of certain developments are not published simultaneously to the market as a whole).

Following the issue of the Press Release and the Interview there was a movement in the Company’s share price; an increase of approximately 6%. The Company respectfully submits to the Staff that this movement demonstrates that the Press Release and Interview, contained the type of information referred to in AIM Rule 11.

As noted in Rule 10, all announcements made via a Regulatory Information Service provider (RIS) must be as required by the AIM Rules. The Press Release was issued through the London Stock Exchange’s Regulatory News Service (one of the RISs referred to in Rule 10).  This followed the approval of the Press Release, including its release as an RNS announcement — i.e., an announcement required by the AIM Rules, by the Company’s Nomad, Zeus Capital Limited.  Additionally, the Press Release was made in a manner consistent with the Company’s prior releases since April 2015. There were no changes in the manner in which the Press Release was released so as to lead to the conclusion that it was directing an effort to a new audience in the United States. Similarly, the Interview was consistent with past practices of the Company and customary in the UK.

The communications did not reference the manner, terms or timing of any offering.

The purpose of the Press Release and the Interview were solely to inform the Company’s existing investors, the majority of whom are located outside of the United States, that the Company had appointed MTS to advise it on its future financing options within the U.S. market.  It should be noted that MTS is not one of the underwriters being considered for the Company’s proposed U.S. offering and does not, to the Company’s knowledge, seek to engage in public underwritings.

It is clear from the Press Release that the Company, at the time it issued the release, had no specific plans with respect to a U.S. offering.  Dr. Lumsden, the Company’s CEO notes in the Press Release, “with the appointment of MTS, we can make the right decision on how to proceed during 2016,” suggesting that no decisions had yet been made.  Similarly, in the Interview, Dr. Lumsden noted that while a listing on NASDAQ is very much an option (particularly in light of the fact that several of the Company’s peer group companies are listed on NASDAQ), the Company had, at the time of the Interview, not made any decisions yet.

The communications will not condition the public mind or market or arouse public interest in the Company due to limited coverage and the passing of a sufficient cooling off period.

The Company further respectfully submits to the Staff that neither the Press Release nor the Interview will contribute to the conditioning of the public mind or market or arousing public interest in the Company.  The Company is not a large or well-known issuer and, therefore, neither the Press Release nor the Interview received significant ongoing coverage or commentary from other news distributors.  Additionally, as nearly six months have now elapsed since the date of the Press Release and Interview, the Company respectfully suggests that an adequate amount of time to effect a “cooling off period”, to the extent necessary, has now passed.

2.                                      Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the prospectus cover page of the Revised Registration Statement to include the names of the underwriters for this offering.

Prospectus Summary

General

3.                                      Please define each of the following terms at first use:

•                                          diaminopyrimidine

•                                          nephrotoxicity

•                                          Gram-positive

•                                          QT

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has defined each of the terms listed above at their first use in the Revised Registration Statement.

4.                                      We note your statements here and throughout the prospectus that iclaprim has “demonstrated efficacy,” a “demonstrated safety profile,” or was “safe and well- tolerated.”  Because FDA approval is dependent on the agency making a formal determination that a drug is both safe and effective, it is premature for you to describe your clinical stage products as either safe or effective, or that the results of any of your trials demonstrated or established safety or efficacy.  Please remove or revise these statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised these statements in the Revised Registration Statement.

Risks Associated With Our Business, page 4

5.                                      We note your disclosure on page 11 that you have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial or obtain regulatory approval. Please revise the first risk in this section to provide such disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the first risk factor under the section entitled “Risks Associated With Our Business” on page 4 of the Revised Registration Statement to note that the Company has not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial.

6.                                      Please revise the second risk in this section to quantify your operating losses for the most recent fiscal year and your total accumulated deficit.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the second risk factor under the section entitled “Risks Associated With Our Business” on page 4 of the Revised Registration Statement to include its operating losses for the most recent fiscal year and its total accumulated deficit.

Risk Factors

If We Or Our Licensors Are Unable To Obtain And Maintain Effective IP Rights…, page 28

7.                                      We note your statement that you rely on patents to protect the intellectual property related to your technologies and product candidates.  We also note, however, that based on your disclosure on page 86, you currently do not appear to have any active patents.  Please revise your statement to clarify that you do not currently own any patents.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 29 of the Revised Registration Statement to clarify that the Company does not currently own any patents.

Capitalization, page 53

8.                                      We note that you provide your capitalization as of December 31, 2015.  Please revise your disclosure to provide a statement of capitalization as of a date no earlier than 60 days prior to the date of the document.  Please also provide a statement of indebtedness. Refer to Item 3.B of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a statement of capitalization as of March 31, 2016 in the Revised Registration Statement, which is the same date as the most recent balance sheet required in its registration statement, following the guidance in the financial reporting manual at paragraph 6270 and in conjunction with the allowances under item 8 of Form 20-F.

The JOBS Act, page 62

9.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Other Commitments, page 66

10.                               We note your disclosure that you are obligated to make future payments to third parties pursuant to agreements under which you acquired the rights to iclaprim, including royalties.  Please explain what other payments you are required to make under these agreements, including whether you may be obligated to make future milestone payments. Please also file these agreements as exhibits to your registration statement, including the Acino-LSMG agreement and the sale and purchase agreement between F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and Arpida Ltd referenced in Note 9 to your financial statements).  Please also include a materially complete description of these agreements in your registration statement.  See Item 10.C. of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 70 of the Revised Registration Statement to include a description of the Sale and Purchase Agreement, dated June 1, 2001, by and between F. Hoffman-La Roche Ltd., Hoffmann-La Roche Inc. and Arpida Ltd., and the Sale and Purchase Agreement, dated September 13, 2013, by and between Acino Pharma AG and Life Sciences Management Group, and the payments required to be paid by the Company thereunder.  The Company also respectfully advises the Staff that it has revised its Exhibit Index to include these agreements as exhibits to its registration statement.

Business

Company Overview, page 67

11.                               We note that you are conducting two REVIVE Phase 3 clinical trials in ABSSSI and plan to initiate Phase 3 clinical trials in patients with HABP.  Please disclose whether you currently have any active INDs, specifying the filing date(s), the names under which the INDs were submitted and the product candidates and indication(s) for which you have any active INDs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 71 of the Revised Registration Statement to reflect the fact that it has an active IND and to provide the information requested by the Staff with respect to the IND.

Clinical Development Plans, page 75

12.                               Please disclose why the FDA revised the required noninferiority margin for the Phase 3 clinical trial conducted by Arpida after completion of the trial.  Please also disclose if the FDA had any particular feedback or concerns related to the method, structure or results of the Phase 3 trial.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 79 of the Revised Registration Statement to address the Staff’s comment.

13.                               We note your statement on page 76 that “successful completion of this pivotal Phase 3 trial would satisfy both FDA and EMA requirements for regulatory approval.”  Please remove or revise this language as it suggests that approval is assured.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 80 and 81 of the Revised Registration Statement to clarify that successful completion of the pivotal Phase 3 trial will not necessarily satisfy both FDA and EMA requirements for regulatory approval, but that the Company expects that it will satisfy the requirement.

Clinical Experience, page 77

14.                               We note your disclosure that iclaprim has completed a total of two Phase 3, two Phase 2 and 14 Phase 1 clinical trials, in which more than 600 patients have been dosed. Please clarify throughout this section whether you or Arpida completed these clinical trials.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure throughout the section entitled “Clinical Experience” beginning on page 81 of the Revised Registration Statement to clarify that Arpida (and not the Company) completed the two Phase 3 (ASSIST-1 and -2), two Phase 2 and 14 Phase 1 clinical trials.

15.                               We note your statement on page 79 that the deaths in both iclaprim studies were “assessed by the investigators as unrelated to the study drug.”  Please disclose the cause of the deaths as determined by the investigators.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 83 and 84 of the Revised Registration Statement to disclose the cause of deaths as determined by the investigators.

Preclinical Development, page 81

16.                               We note your reference to a “recent worldwide microbiological survey.” Please disclose whether this survey was conducted by a third party, and, if so, whether you commissioned the survey.  Please also provide us supplementally with a copy of the survey.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 85 of the Revised Registration Statement to clarify that the Company commissioned JMI, a third party, to conduct the “worldwide microbiological survey.”  The Company is providing you with a copy of the survey concurrently with this response letter.

Intellectual Property, page 86

17.                               We note your disclosure that a provisional patent application covering the fixed dose of iclaprim being used in your Phase 3 trials has been filed.  Please expand your disclosure to include whether the patent application will be owned or licensed from a third party and the type of patent protection (composition of matter, use or process).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 89 of the Revised Registration Statement to clarify that the Company owns the provisional patent application and to provide details regarding the type of patent protection being sought by the Company.

Financial Statements

Statement of changes in equity, page F-5

18.                               Tell us why you record share-based payments and issue of warrants to acquire assets as accumulated deficit rather than share premium.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as these issuances are equity-settled transactions, there is no obligation to transfer economic benefits and therefore the credit entry has been recognized as an increase in equity in accordance with IFRS 2.7.   IFRS is silent as to where in equity these are recorded.  These credits under UK law should be recognized as part of distributable reserves and therefore the accumulated deficit reserve meets this criteria.  Under UK law, such amounts should not be taken to the share premium account, which is solely determined to be the amount of cash subscribed for the shares.

Statement of cash flows, page F-6

19.                               Explain to us why $360,060 in 2014 is reported as a decrease in net cash used by operating activities rather than a non-cash transaction.

The Company acknowledges the Staff’s comment and respectfully advises that Staff that it has elected to apply the indirect method for presenting cash flows under IAS 7.19.; therefore, operating cash flows have been determined indirectly by adjusting operating loss for non- cash items, changes in working capital and other items that relate to investing and financing cash flows.  The Company has revised its disclosure on pages F-12 and F-15 of the Revised Registration Statement to show the gains on settlement of contract disputes above operating loss and therefore within the starting point of the cash flow statement.

Notes to Consolidated Financial Statements

1.  General information

Group reorganization and initial public offering, page F-7

20.                               Please demonstrate for us the calculation of the group reorganization reserve as the difference between the “nominal value of the shares of the Company issued to the former stockholders of Motif BioSciences, Inc. and the share capital and share premium of Motif BioSciences, Inc. at the date of the transaction.”  In particular, explain how the share capital and share premium of Motif BioSciences, Inc. relates to equity at December 31, 2014.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the group reorganization reserve arises as a result of the Company acquiring the entire share capital of Motif Biosciences Inc. on April 1, 2015.   The reorganization is accounted for as a merger or pooling of interests under the merger relief framework of section 611 of the Companies Act 2006. In its consolidated financial statements, the acquirer (Motif Bio PLC) incorporates the assets and liabilities of Motif BioSciences Inc at their pre-combination carrying amounts reflecting the carrying values in the books of Motif BioSciences Inc. This is on the basis that there is no substantive economic change. In essence, the combination of the two entities reflects the results and financial position of the existing business. All it causes is a change in the structure of the group.

The Statement of Changes of Equity on page F-14 reflects the reserves position of Motif BioSciences Inc as at January 1, 2014 and December 31, 2014 before the reorganization adjustments are made to reflect the Motif Bio PLC reserves post reorganization and as at December 31 2015.

The group reorganization reserve arises from the following adjustments:

(i)                                  The elimination of Motif BioSciences Inc’s share capital and share premium as at the date of the reorganization;

(ii)                               The issuance of ordinary shares in Motif Bio plc for the entire share capital of Motif Biosciences, Inc.; and

(iii)                            An adjustment in relation to the fair value of the Nuprim consideration warrants which were issued into escrow on agreement of the terms of the acquisition but not issued until completion of the IPO.  On IPO the fair value of the shares was 20p per share rather than the value for the initial ‘deposit’ shares in Motif Biosciences, Inc. which were booked in Motif Biosciences, Inc. at 6cents per share.

	Share capital	Share premium	Reorganisation reserve	Retained earnings	Total

Inc January 1 2015 reserves position	1,110	3,964,455	—	(14,884,023)	(10,918,458)

Conversion of promissory notes	3,573	6,275,213		—	6,278,786

Loss for the period to April 2, 2015				(564,611)	(564,611)

Share based payment to April 2, 2015	428			3,175	3,603

Inc April 2, 2015 reserves position	5,111	10,239,668	—	(15,445,459)	(5,200,680)

(i) Elimination of Inc share capital and Share premium	(5,111)	(10,239,668)	10,244,779		—

(ii) Issuance of 36,726,242 ordinary shares for the entire share capital of Inc	544,378		(544,378)		—

(iii) Revaluation of Nuprim Asset acquisition consideration (held in escrow until completion of IPO) - corresponding entry recorded in Intangible Assets			237,961		237,961

Total reorganisation adjustments	539,267	(10,239,668)	9,938,362	—	237,961

Issue of share capital	1,095,805	41,334,240			42,430,045

Cost of issuance		(2,898,693)			(2,898,693)

Exercise of share options and warrants	5,536	98,733			104,269

Issue of warrants to acquire assets				2,340,373	2,340,373

Share based payments				661,949	661,949

Loss for the period from April 2 - December 31, 2015				(7,952,088)	(7,952,088)

PLC December 31, 2015 reserves position	1,645,719	38,534,280	9,938,362	(20,395,225)	29,723,136

4a.  Other income, page F-19

21.                               Note 4a discloses $360,060 as forgiveness of debt in 2014, while Note 19 discloses $284,842.  Please revise the disclosure as necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the other income of $360,060 from the forgiveness of debt in 2014 described in Note 4a includes (i) the settlement amount of $284,842 (described in Note 19), which relates to remuneration amounts owed to a Director for his services as Chief Executive Officer written off as part of a settlement agreement in 2014, and (ii) a settlement amount of $72,218, which was owed to an unrelated third party.  The Company has revised its disclosure in Note 4a to clarify this.

4b.  Breakdown of expenses by nature, page F-19

22.                               Tell us why you do not breakdown research and development costs by nature.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page F-28 to include a breakdown of its research and development costs by nature.

9.  Intangible assets, page F-23

23.                               You disclose that that the acquisition of Nuprim Assets was finalized on December 31, 2014 but it was not recorded until April 2, 2015.  Please explain to us this apparent inconsistency.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the terms of the agreement to acquire the Nuprim Assets was executed on December 31, 2014, the completion of the acquisition was contingent on the closing of the Company’s initial public offering on the AIM in the United Kingdom.  The success of all initial public offerings have a degree of uncertainty to them and, therefore, the acquisition was not recorded until April 1, 2015, when it was substantially certain that the initial public offering would close the next day, and the other conditions of the acquisition were satisfied.  The Company has revised its disclosure on page F-33 of the Revised Registration Statement to clarify this.

13.  Other interest bearing loans and borrowings, page F-26

24.                               Please explain how the issuances of ordinary shares in connection with the conversions of promissory notes, notes payable to Amphion Innovations plc and four promissory notes issued in January 2015 relate to the applicable share and dollar amounts disclosed in Note 15.  In particular, explain where the conversion of notes payable to shareholders into “ordinary shares of the Company of U.S. $2,079,086” is disclosed in Note 15.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there was a drafting error in the financial notes. The $2,079,086 convertible note is payable to Amphion Innovations US, Inc. and is one of the two notes payable that are still outstanding (the other is payable to Amphion Innovations plc). This note has not been converted.  The Company has revised its disclosure in Note 12.

14.  Share-based payments, page F-27

25.                               Explain to us why the weighted average exercise price for options granted during 2015 is $0.372 in the table at the top of page F-28 but $0.53 in the table below.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that has revised the second table on page F-37 to reflect that the weighted average exercise price for options granted during 2015 is $0.37 (consistent with the first table on page F-28).

Item 7.  Recent Sales of Unregistered Securities

26.                               With respect to each sale of unregistered securities in the past three years, to the extent not already provided, please disclose the following:

•                  date of sale,

•                  name of persons or class of persons to whom the securities were sold,

•                  for securities sold for cash, the aggregate amount you received, and

•                  for securities not sold for cash, the nature and aggregate amount of consideration received.

Refer to Item 701(a) to (c) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in Item 7 of the Revised Registration Statement to include this information.

Exhibit Index

27.                               Please list and, when available, file as an exhibit the Deposit Agreement and the specimen American Depositary Receipt.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Exhibit Index of the Revised Registration Statement to list the Depositary Agreement and the specimen American Depositary Receipt, and will file each of these documents as exhibits to the registration statement.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP

cc:	Graham Lumsden,
Chief Executive Officer of
Motif Bio Plc